UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULES 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                       For the month of February 2006

                      Commission File Number: 0-28856

                     INSTRUMENTATION LABORATORY S.P.A.
              (Translation of registrant's name into English)

                              Viale Monza 338
                                20128 Milano
                                   Italy
                  (Address of principal executive office)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F       X                     Form 40-F
                        -------                            ------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes         No   X
                               ------    ------

     If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82_____.


                       INSTRUMENTATION LABORATORY SPA

                             Table of Contents

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ITEM                                         SEQUENTIAL PAGE NUMBER
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Press Release dated February 9, 2006                    3
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                               PRESS RELEASE

     Milan, Italy, February 9, 2006 - Instrumentation Laboratory S.p.A. (the "Company") posted net revenues of (euro)230,771,000 for the first nine months of 2005, as compared to (euro)206,094,000 for the first nine months of fiscal year 2004.(1) The Company posted a net income of (euro)22,534,000 for the corresponding 2005 period, as compared to (euro)1,835,000 for the corresponding 2004 period. In addition to a generally improved performance in the Company's core business operations, a significant part of the increase in net income was fueled by the continuing growth of the Company's new line of business (started in 2004) whereby it is acting as an agent in the sale of certain diagnostics products to a related party. Other factors contributing to the increase in income were a reduction of interest expenses due to reduced interest rates; and a (euro)3.1 million gain from the sale of the Company's Austrian subsidiary, Instrumentation Laboratory GmbH Austria, to Comesa GmbH, a company that belongs to the same group as the Company.

------------------------
(1) In 2004 the fiscal year-end of the Company was November 30. For 2005, the Company changed the fiscal year-end to December 31. Accordingly, the third quarter numbers for 2003 and 2004 are given as of August 31.

     The financial information contained herein is based on unaudited data prepared by the Company based on Italian GAAP, which differs in certain significant respects from U.S. GAAP. For a description of the differences between U.S. GAAP and Italian GAAP, see Notes 21 and 22 to the audited consolidated financial statements included in Item 19 of the Form 20-F of the Company filed with the SEC on May 27, 2005.

             INSTRUMENTATION LABORATORY S.P.A. AND SUBSIDIARIES
      CONSOLIDATED STATEMENT OF OPERATIONS FINANCIAL DATA - UNAUDITED (In thousands of euro, except per share amounts and amount of shares outstanding)

                                           9 months Ended          9 months
                                           August 31,(2)             Ended
                                                                   September
                                                                       30,
                                        ------------------------  ----------
                                             2003        2004        2005
                                        -----------  -----------  ----------
                                            (euro)      (euro)      (euro)
                                        -----------  -----------  ----------
 INCOME STATEMENT DATA
 ITALIAN GAAP:
    Net sales and revenues...........       191,070      206,094      230,771
    Cost of goods sold...............        96,241      100,004      108,781
                                        -----------  -----------  ----------
       Gross profit..................        94,829      106,090      121,990

    Research and development costs...        16,126       15,067       16,108
    Selling, general and administrative
      expenses.......................        68,744       70,763       74,465
                                        -----------  -----------  ----------
       Operating income before
         amortization of intangible
         assets and deferred charges.         9,959       20,260       31,417
    Amortization of intangible assets
      and deferred charges...........         6,321        6,040        5,946
                                        -----------  -----------  ----------
       Operating income (loss).......         3,638       14,220       25,471
                                        -----------  -----------  ----------

    Interest expense.................         7,973        5,156        2,252
    Other (income) expense, net......         3,031        4,717       (2,096)
                                        -----------  -----------  ----------
    Income (loss) before income taxes        (7,366)       4,347       25,315
    Income taxes.....................         1,490        2,376        2,705
    Minority Interest................            36          136           76
                                        -----------  -----------  ----------
       Net income (loss).............        (8,892)       1,835       22,534
                                        ===========  ===========  ===========
    Average shares outstanding           90,701,104  217,229,951  362,521,088
                                        ===========  ===========  ===========
       Net income (loss) per share(1)        (0.098)       0.008        0.062
 BALANCE SHEET DATA
 ITALIAN GAAP:
    Working capital..................        22,642       16,816       77,304
    Total assets.....................       309,168      304,614      307,001
    Long-term debt, net of current
    portion..........................       106,502       11,538       42,687
    Shareholders' equity.............        68,075      153,329      176,442

------------------------
(2) In 2003 and 2004 the fiscal year-end of the Company was November 30. For 2005, the Company changed the fiscal year-end to December 31. Accordingly, the third quarter numbers for 2003 and 2004 are given as of August 31.


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      About Instrumentation Laboratory

--------------------------------

     Instrumentation Laboratory S.p.A. is a worldwide developer, manufacturer and distributor of critical care and hemostasis in vitro diagnostics instruments and related reagents, controls, other consumables and services for use primarily in hospital laboratories and hospital point-of-care locations.

     CONTACT: Jose Luis Martin, Chief Financial Officer of Instrumentation Laboratory S.p.A. Telephone: +34-93-401-0108.

                                 SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             INSTRUMENTATION LABORATORY S.P.A.

                                                ------------------------------
                                                                  (Registrant)
Dated:  February 9, 2006


                                                By: /s/ Jose Luis Martin
                                                    --------------------------

                                                Name:  Jose Luis Martin
                                                Title:  Chief Financial Officer